BioHarvest Sciences to Present at the Canaccord Genuity 46th Annual Growth Conference

Vancouver, British Columbia and Rehovot, Israel – July 29, 2026 – BioHarvest Sciences Inc (NASDAQ: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that its Chief Executive Officer, Zaki Rakib, will present at the upcoming Canaccord Genuity 46th Annual Growth Conference, to be held on August 11-13, 2026, in Boston, Massachusetts. In addition to presenting, Dr. Rakib will also be participating in one-on-one investor meetings from August 11-12.

Presentation Details:

•Date/Time: Wednesday, August 12, 2026, at 1:00 p.m. ET

•Presenter: Zaki Rakib, Chief Executive Officer

•Format: Company Presentation

•In Person Location:  Abigail Adams C | InterContinental Hotel | Boston, MA

•Online Webcast: https://event.summitcast.com/view/WuFmFdTcA9mVsUGHZJFU62/nfY3m9akBmhvezmVQ8SM7d

The live online webcast is publicly accessible for all online pre-registrants, and registration is mandatory for in-person conference participation. Investors attending the conference may request a one-on-one meeting with BioHarvest Sciences through their Canaccord Genuity representative.

Canaccord Genuity’s 46th Annual Growth Conference aims to bring together institutional investors from across the globe with some of the best and most promising growth companies in the Technology, Healthcare & Life Sciences, Sustainability, Industrials, and Consumer & Retail sectors. For more information, please visit the conference website.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products based on its botanical synthesis technology. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release may contain forward-looking statements within the meaning of applicable securities laws. These statements are based on management's current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company's SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact

Dave Ryan, VP Investor Relations

(604) 622-1186 | info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com